UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Advance America, Cash Advance Centers, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00739W 10 7

(CUSIP Number)

George D. Johnson, Jr.
135 North Church Street, Spartanburg, SC 29306
(864)342-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739W 10 7

1.	Names of Reporting Persons George D. Johnson, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,238,444

	8.	Shared Voting Power 580,435

	9.	Sole Dispositive Power 10,238,444

	10.	Shared Dispositive Power 580,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,818,879 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00739W 10 7

1.	Names of Reporting Persons George D. Johnson, Jr. Revocable Trust dated July 17, 2001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,552,227

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 9,552,227

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,552,227 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) OO

This statement constitutes Amendment No. 2 to the statement on Schedule 13D as previously filed (the “Original Schedule 13D”) by George D. Johnson, Jr. and the George D. Johnson Jr. Revocable Trust dated July 17, 2001 on December 23, 2004, and as amended by Amendment No. 1 filed on September 21, 2006 (“Amendment No. 1”). Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in the Original Schedule 13D and Amendment No. 1.

Item 2.	Identity and Background
Item 2 of the Original Schedule 13D is amended with respect to the Reporting Persons’ business address as follows:

The Reporting Persons share a business address at 340 East Main Street, Suite 442, Spartanburg, South Carolina, 29302.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, is amended and restated in its entirety as follows:

Mr. Johnson currently beneficially owns no shares of Common Stock directly and beneficially owns, or is deemed to own, indirectly 10,818,879 shares of Common Stock, representing in the aggregate approximately 15.2% of the issued and outstanding Common Stock. These shares are held through the Johnson Trust, Wyoming Associates, and the Foundation, as set forth above. Mr. Johnson disclaims beneficial ownership of the 580,435 shares of Common Stock held by the Foundation. The Johnson Trust currently beneficially owns directly 9,552,227 shares of Common Stock, representing approximately 13.4% of the issued and outstanding Common Stock. Wyoming Associates currently beneficially owns directly 686,217 shares of Common Stock, representing less than 1.0% of the issued and outstanding Common Stock. The Foundation currently beneficially owns directly 580,435 shares of Common Stock, representing less than 1.0% of the issued and outstanding Common Stock.

On January 9, 2008, the Johnson Trust gifted 2,465 shares of Common Stock to an individual.

Item 7.	Material to be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of February 14, 2008, by and between George D. Johnson, Jr. and the George D. Johnson, Jr. Revocable Trust dated July 17, 2001.

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008
Date

/s/ George D. Johnson, Jr.
Signature

George D. Johnson, Jr.
Name/Title

GEORGE D. JOHNSON, JR. REVOCABLE TRUST DATED JULY 17, 2001

By:	/s/ George D. Johnson, Jr.
George D. Johnson, Jr.
Trustee

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 14, 2008, by and between George D. Johnson, Jr. and the George D. Johson, Jr. Revocable Trust dated July 17, 2001.